Prudential Investments, LLC

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102

July 7, 2014

The Board of Directors
Prudential Investment Portfolios 9
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

Re:	Prudential Select Real Estate Fund

To the Board of Directors:

Prudential Investments LLC has contractually agreed, through February 29, 2016 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes and deferred tax expenses, interest and brokerage commissions) of each class of shares to 1.10% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President